UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Terrapin 3 Acquisition Corporation

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

88104P 104

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88104P 104

1.	Name of Reporting Persons Macquarie Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Sydney, New South Wales, Australia
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,211,563
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,211,563
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,211,563
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.4%
12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 88104P 104

1.	Name of Reporting Persons MIHI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 1,211,563
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,211,563
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,211,563
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.4%
12.	Type of Reporting Person (See Instructions) OO

Item 1(a).	Name of Issuer

Terrapin 3 Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

590 Madison Avenue, 35th Floor, New York, NY 10022

Item 2(a).	Names of Persons Filing

This Schedule 13G is jointly filed by Macquarie Group Limited and MIHI LLC (collectively, the “Reporting Persons”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business address of Macquarie Group Limited is No. 1 Martin Place Sydney, New South Wales, Australia.

The principal business address of MIHI LLC is 125 West 55th Street, New York, NY 10019.

Item 2(c).	Citizenship

Macquarie Group Limited is a Sydney, New South Wales, Australia corporation.

MIHI LLC is a limited liability company formed in the State of Delaware.

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share.*

*	Class A common stock is the class of common stock of the Issuer registered pursuant to the Securities Exchange Act of 1934, as amended. The Reporting Persons own shares of Class F common stock. Currently, Class F common stock is convertible into Class A common stock on a one-for-one basis. In the case that additional shares of Class A common stock, or equity-linked securities, are deemed issued in excess of the amounts offered pursuant to the Issuer’s initial public offering (the “IPO”) and related to the closing of the Issuer’s initial business combination (the “Business Combination”), the ratio at which shares of Class F common stock shall convert into shares of Class A common stock will be adjusted so that the number of shares of Class A common stock issuable upon conversion of all shares of Class F common stock will equal, in the aggregate, on an as-converted basis, 20% of the total number of all shares of Class A common stock sold pursuant to the IPO plus all common shares or equity-linked securities deemed to be issued in connection with the Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination or pursuant to warrants issued to the Issuer’s sponsors (including MIHI LLC) plus the Class F common stock and the Class A common stock (but not the warrants) issued pursuant to the contingent forward purchase contract entered into by and between the Issuer and MIHI LLC.

Item 2(e).	CUSIP Number

88104P 104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) Broker or Dealer registered under Section 15 of the Exchange Act.

(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) Investment company registered under Section 8 of the Investment Company Act.

(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

MIHI LLC owns an aggregate of 1,211,563 shares of the Issuer’s Class F common stock, representing 5.4% of the total common stock issued and outstanding as of each of December 31, 2014 and the date hereof, based on 21,275,000 outstanding as of each of December 31, 2014, as reported in the Issuer’s 10-K, and the same number of shares outstanding as of May 11, 2015, as reported in the Issuer’s 10-Q for the quarterly period ended March 31, 2015. Macquarie Group Limited is the ultimate indirect parent of MIHI LLC and may be deemed to beneficially own the Issuer’s securities held thereby.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Macquarie Group Limited	July 22, 2015
Date

/s/ John Polanin	/s/ Charles Glorioso
Signature	Signature

John Polanin Attorney-in-Fact	Charles Glorioso Attorney-in-Fact

MIHI LLC	July 22, 2015
Date

/s/ Duncan Murdoch	/s/ Tobias Bachteler
Signature	Signature

Duncan Murdoch Vice President	Tobias Bacheteler Vice President

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Class A common stock, $0.0001 par value per share, of Terrapin 3 Acquisition Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of July 22, 2015.

Macquarie Group Limited

/s/ John Polanin	/s/ Charles Glorioso
Signature	Signature

John Polanin Attorney-in-Fact	Charles Glorioso Attorney-in-Fact

MIHI LLC
Date

/s/ Duncan Murdoch	/s/ Tobias Bachteler
Signature	Signature

Duncan Murdoch Vice President	Tobias Bachteler Vice President